Exhibit 99.1

Shopify Announces Receipt of Final Order and Implementation of Updated Governance Structure

Internet, Everywhere – June 10, 2022 – Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced that the Ontario Superior Court of Justice (Commercial List) has issued a final order approving the previously announced plan of arrangement under the Canada Business Corporations Act (the “Arrangement”), effecting amendments to the Company’s articles of incorporation to update its governance structure.

As explained more fully in the Company’s management information circular dated April 11, 2022 (the “Circular”), the updated governance structure provides for the creation of a new class of share, designated as the Founder share, and the issuance of such Founder share to the Company’s Founder and Chief Executive Officer, Mr. Tobias Lütke. The Arrangement also effects a conversion of all Class B multiple voting shares held by Klister Credit Corp. into an equal number of Class A subordinate voting shares, bringing the voting power of the Class A shares to 59% of the total voting power attached to the Company’s outstanding shares.

As a result of the Arrangement, the Company’s authorized share capital now consists of one Founder share, an unlimited number of Class A subordinate voting shares, an unlimited number of Class B multiple voting shares (which will now be described as Class B restricted voting shares), and an unlimited number of preferred shares, issuable in series. This modernized structure will keep the Company’s governance aligned with Shopify’s long-term market opportunities, ensuring that Shopify remains mission-driven, merchant-obsessed, and focused on long-term value creation.

Pursuant to the final order, the Company filed articles of arrangement and a certificate of arrangement was issued, making the amendments effective as of June 9, 2022. Further details of the Arrangement are contained in the Circular, which is available on Shopify’s profile on SEDAR at www.sedar.com and under the Company’s profile on EDGAR at sec.gov, and on our website at investors.shopify.com.

Early Warning Disclosure

This additional disclosure is being provided pursuant to National Instrument 62-103 –The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires an early warning report to be filed by Mr. Lütke with the regulatory authorities in each jurisdiction in which the Company is a reporting issuer containing information with respect to the foregoing matters.

On June 7, 2022, shareholders of the Company approved the Arrangement, and on June 9, 2022, the Company completed the Arrangement. The Founder share was issued to Mr. Lütke for cash consideration of C$10.

Immediately prior to the Arrangement, Mr. Lütke beneficially owned or controlled 7,891,852 Class B restricted voting shares and 34,867 Class A subordinate voting shares, representing approximately 33.8% of the aggregate voting power attached to all of the Company’s outstanding voting shares. Each Class B restricted voting share represents 10 votes and is convertible into a Class A subordinate voting share in accordance with its terms. Immediately following completion of the Arrangement, Mr. Lütke beneficially owned or controlled 7,891,852 Class B restricted voting shares, 34,867 Class A subordinate voting shares and one Founder share, representing approximately 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares.

Mr. Lütke holds 147,839 options which were granted pursuant to the Company’s stock option plan, which are exercisable into Class A subordinate voting shares.

Mr. Lütke may, depending on market conditions, acquire additional Class A subordinate voting shares or dispose of Class B restricted voting shares or Class A subordinate voting shares in the future, whether in transactions over the open market or through privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and estate planning, investment diversification and charitable giving purposes. The Founder share is not transferable by Mr. Lütke.

The early warning report has been filed under Shopify’s profile on SEDAR and further information and/or a copy of the report may be obtained by contacting Jess Hertz, General Counsel and Corporate Secretary of Shopify at (613) 241-2828. The head office of Shopify, as well as Mr. Lütke’s address for purposes of the early warning report requirements, is located at 151 O’Connor Street, Ground Floor, Ottawa, Ontario, K2P 2L8.

Contact
Stephanie Ross
Communications Lead
press@shopify.com